GATEWAY DISTRIBUTORS, LTD
                                3220 Pepper Lane
                             Las Vegas, Nevada 89120
                   Phone: 702-317-2400       Fax: 702-312-3590

February  2,  2006

Mr. Steven Jacobs, Accounting Branch Chief
Mr. Josh Forgione, Staff Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:  SEC  Letter  dated  November  4,  2005
     Gateway  Distributors,  Ltd
     Form  10-KSB  for  the  year  ended  December  31,  2004
     Filed  April  15,  2005
     File  No.  000-27879

Dear  Mr.  Jacobs  and  Mr.  Forgione:

Management has reviewed your letter dated November 4, 2005 requesting the response to your questions. We appreciate you taking time with management to further clarify your questions and concerns in a conference call on December 2, 2005. Included herewith is management's response to your 10 questions.

QUESTION  1
-----------

In your June 30, 2002 Form 10-QSB filed on August 26, 2002, we note that you recorded an impairment charge of $1.2 million, which reflected an impairment of your entire goodwill and intangible assets at June 30,2002. However, we note from your response to comment 1 that "TRSG evaluated the fair value of its formulas leaving on its books after impairment a fair value of $475,000," which seems to imply that you reversed the previously recognized impairment loss. Please provide us with an explanation for this accounting treatment. Refer to paragraph 17 of SFAS 142.

RESPONSE  TO  QUESTION  1

Management did reverse the previously recognized impairment loss, restoring it to what it was intended to remain. The Company then evaluated for impairment and reduced the asset value to $475,000. Management went by the interpretation of SFAS No.142, paragraph 17, as we were not aware of any literature out at the time that would contradict the Company's position to restore that which was not intended to be written off.

The unaudited financial statements as of June 30, 2002 and September 30, 2002 reported an impairment of $1.2 million, which included the value of formulas. We selected our annual evaluation to test for impairment as of December 31, 2002, not June 30, 2002. The Company believed because the financial statements disclosing the impairment were not audited in the interim financial statements that the adjustment of the impairment could be done because it occurred in the same year. In this way the financial statements were properly reported as of December 31, 2002. The Company did disclose the impairment of goodwill in the financial statements. However, the Company did not discuss the changes made during the year, as the Company believed it only needed to be disclosed if it affected something outside of 2002, similar to correcting depreciation, inventory, changes in cash flows, etc. do not tie back into the previously reported interim financial statements.

The Company interpreted SFAS No. 142, paragraph 17 applying only to audited financial statements when it says, "Subsequent reversal of a previously recognized impairment loss is prohibited." SFAS No. 142 had recently been issued with an effective date for entities with fiscal years beginning after December 15, 2001. This was the first year implementing SFAS No. 142 and the Company interpreted the implementation of FASB 142 related only to audited financial statements, and not to interim financial statements. The Company took the position it was not reversing any prior impairment; rather it was restoring what was improperly written off in prior unaudited quarterly statements.

At December 31, 2002 management restored the formulas improperly written off. The Company then evaluated the formulas for impairment, reducing them to a value of $475,000. The Company also retained on the books $73,314 assigned to goodwill in the purchase of Grandma Hammans, on or near August 15, 2002. This left a total of $523,314 of formulas and goodwill reported on the financial statements as of December 31, 2002.

The Company has properly reported formulas and goodwill as of December 31, 2002. The Company has completed its evaluation for impairment as of December 31, 2005 and has concluded to impair all of its formulas as of December 31, 2005 and to report such impairment as an impairment in the December 31, 2005 financial statements.

However, if the Company were required to change its accounting and impair its formulas as of December 31, 2002, then there would be no write off for the period ending December 31, 2005 and instead it would be reported as a prior period adjustment in the financial statements for the current year ending December 31, 2005. In that case we would follow the recent guideline provided in the recent SFAS No. 154, "Accounting Changes and Error Corrections," issued May 2005. It is a replacement of APB Opinion No. 20, with an effective date and transition made in fiscal years beginning after December 15, 2005, with early adoption permitted. The company is in a fiscal year beginning before December 15, 2005, so APB Opinion No. 20 remains in effect unless management chooses to adopt early. Since the Company has not made an early adoption of SFAS No.154, the company would remain with APB Opinion No. 20.

In APB No 20, "Accounting Changes" includes changes of accounting principles, accounting estimates, reporting entities, and the corrections of an error in previously issued financial statements. Management's understanding of APB No 20 is that all changes are made in the current period and the change is identified without restating all of the prior financial statements. Any reporting changes are made in the current financial statements, even if it involves presenting changes in prior periods. Thus, amended financial statements are not done. Rather, all changes are recognized only in the current financial statements, even if disclosure is needed for comparative reasons (Refer to APB No. 20, paragraphs 16, 17, 18, and 19). APB No 20, paragraphs 27-30 and 34-35 identify special changes in accounting principles reported by retroactively applying the new method in restatements of prior periods. The company's changes would not fall under those identified in paragraphs 27-30 and 34-35.

If the Company were to restate December 31, 2002, the Company would apply the guidelines of APB No 20, paragraphs 36 and 37 wherein it states it should be reported as a prior period adjustment. APB No 20 refers to APB No 9, paragraph 18 as to how to report the prior period adjustment, which in turn refers to APB No. 9, paragraphs 18, 20, 23, 25, and 26. The manner of reporting prior period adjustments as explained in APB No 9, paragraph 23 (c) indicates the criteria for a prior period adjustment depends primarily on determinations by persons other than management. If this change were made to present the financial statements in conformity with FASB 142, it would be outside of management's control. The above references state that the changes are to be made only in the current financial statements without amending or correcting prior financial statements.

In summary, management maintains that the financial statements as of December 31, 2002 were properly stated.

QUESTION  2
-----------

We read your response to comment 3 and reissue our prior comment 3 in its entirety. Please tell us how you considered all of the factors in paragraph 11 of SFAS 142. We understand that you have not assigned any value to patents, licenses, trademark or trade names. Please, tell us whether you have a patent, license, trademark or trade name associated with your formulas and how you evaluated the limitations, if any, this may have on the useful life of your intangible asset. Refer to paragraph 11 of SFAS 142.

RESPONSE  TO  QUESTION  2

When the company purchased formulas, there were some labeling and trademark names associated with them. Only the formulas were of value to the company and therefore they remained on the books as of December 31, 2002 as well as those purchased after December 31, 2002. Management has made the decision to eliminate any value to these intangibles as of December 31, 2005. Refer to our response to Question 1.

QUESTION  3
-----------

We read the summary of steps you performed in reaching the conclusion that no impairment existed as of December 31, 2004. We note from your response to comment 4 that you applied paragraphs 16 and 17 but did not apply paragraphs 23-25 of SFAS 142 in evaluating your formula intangible asset for impairment. However, it does not appear that you applied paragraph 17 in that you never determined the fair value of the formulas at your testing date. Please further explain why you did not apply paragraphs 23-25 to determine the fair value of your intangible asset. Refer to footnote 12 to paragraph 17 of SFAS 142. In addition, please tell us the estimated fair value of your formulas as of December 31, 2004 if you had followed the guidance in paragraphs 23-25 of SFAS 142.

RESPONSE  TO  QUESTION  3

Management has addressed this answer in response to Questions 1 and 2, in that the Company intends to write off all formulas as of June 30, 2002, and restored as of December 31, 2002, the adjustment will be reported in the December 31, 2005 financial statements.

QUESTION  4
-----------

We note in your response to comment 4 that "sales of such formulas are inadequate to contribute much towards our operating expenses." Please provide us with summaries of your impairment analyses performed under SFAS 142, including significant assumptions used in your analyses, which supports your conclusion that no impairment existed as of December 31, 2004.

RESPONSE  TO  QUESTION  4

The explanation to Question 3 and its reference to Question 1 answers Question 4, particularly in light of the intent to write off all formulas as of December 31, 2002.

QUESTION  5
-----------

We considered your response to comment 5. Paragraph 10(a) of APB 25 requires the use of quoted market prices to measure compensation cost related to issuing both restricted and unrestricted stock and if quoted market prices are unavailable, the best estimate of the market value of the stock should be used to measure compensation, such as cash transactions with third parties. If you have determined that the fair value of services received is an amount other than the fair value of stock issued, please provide us with (1) the name and title of the individuals involved in the transaction(s), (2) a description of the services provided, (3) the estimated fair value of services provided, (4) how you determined the estimated fair value of such services and (5) why you feel the estimated fair value of services provided by employees is more reliably measurable than the fair value of the equity instruments issued. Finally, you should recognize the excess fair value of stock issued, based on the fair value using quoted market prices or transactions with third parties less the fair value of services received and consideration exchanged, as a distribution in your financial statements.

RESPONSE  TO  QUESTION  5

In measuring compensation cost related to issuing unrestricted stock, the quoted market prices were used for the calculations. One consultant was given restricted stock and the value placed on this stock was the amount the consultant agreed to was the fee for his services. The amount of stock issued was based on the market value of the stock at the time of issuance.

Stock sold for cash (employee ESIP program) was recorded at the amount of the net proceeds, none of which were recognized in the statement of operations. No employee ESIP program stock was issued to officers.

Except in the case of restricted stock issued to the officers of the Company, the Company determined that the fair value of services received is the fair value of the stock issued.

Therefore, consultants received s-8 stock for their services and or restricted 144 stock. The value assigned is the market value at the time it was approved for issuance.

OFFICERS
--------

Management evaluated and determined the most reliable and practical method for accounting for the stock issued for services was to value it at the value of the services received, or the intrinsic method. The company used this method because the value of the restricted stock issued appeared unreliable for a reasonable measurement of value.

Due to the SEC's request to clarify the values Management assigned in relation to the value per share of the stock issued, Management utilized the basic FASB 123 worksheet calculator available to the public via website download.

Applying the basic FASB 123 worksheet calculator, Management used the following in computing the value per share:

Price  per  Share.
------------------
Management used the price per share per the closing market value of stock traded on the day of issue. The closing market value is so infinitesimally small the formula would not work, so management multiplied the price by 100,000 to make it work. Therefore, the result also was divided by 100,000.

Exercise  Price.
---------------
Management used the stock price and exercise price as one in the same because no additional services or money will be received at a later date.

Expected  Life.
---------------

Management used 20 years because the officers can only trade a maximum of 5% of their stock per year after waiting two years. It is possible to take up to 30 years to sell all the stock.

Time  to  Vest.
--------------
Management used two years because the stock is restricted for a minimum of two years before it could be freely be sold, plus 90 days, if the person was no longer an officer. This was used solely for calculations.

Employee  Exit  Rate.
---------------------
Management used zero percent since the employees are not intending to exit. They received full vesting when they receive the stock.

Expected  Volatility.
--------------------
Management used a factor close to zero percent. The company has experienced multiple reverse stock splits before and after the stock was issued. While attempting to compute the effect of this on volatility, the computation came out a negative amount. Management therefore concluded that volatility must be near zero since the formula would not compute with a minus or zero volatility. Therefore, management used 0.1% to approximate zero.

Risk  Free  Rate.
----------------
Management used zero percent and was unable to perceive a risk free application given the continued losses the company experienced and the continued going concern issues disclosed in the financial statements.

Dividend  Yield.
---------------
Management used zero percent since the company has not yet declared or paid any dividends.

Which  Model.
------------
Management used the Binary Tree model. The results from using the Black Scholes and the Binary Tree models were very similar. Based on management reading and understanding, the conclusion is that the Black Scholes model does not apply.

Value  of  Option.
------------------
The formula computed the value per share. This value per share was then divided by 100,000, the same number we had initially multiplied the price per share to make the formula compute.

RESULTS  COMPARING THE VALUE PER SHARE METHOD WITH THE INTRINSIC VALUE PER SHARE

Using the result of the value per share as explained above, management then computed the value of the restricted shares issued at each time they were issued. The total of these values came to $21,628.

When one compares the result of the estimated value per share of $21,628 to the assigned value based on the estimated intrinsic value of the services provided to the Company as reported in the financial statements of $37,436, the difference is $15,808 overstated value in the financial statements.

THE CONCLUSION AND MANAGEMENT'S PLAN TO BRING OUR FINANCIAL STATEMENTS INTO CONFORMITY WITH THE VALUE PER SHARE METHOD

For 2004, management does not plan to change the amount reported in the financial statements since the differences are relatively comparable. The plan is to present the 2004 financial statements to identify that management has applied the intrinsic value for services received by assigning the value at $37,436, which approximates the value of the restricted section 144 stock issued applying the Binary Tree formula that computed a value of $21,628, or $15,808 less than reported in the financial statements.

Management will explain that effective for 2005 audited financials and subsequent years, the Company will apply the Binary Tree formula to compute the value per share instead of assigning the value based of the estimated value of the services received from an officer for stock. Management will also explain what the total value of the restricted stock using the Binary Tree formula as reported. This the Company will compare to what it would have been using the intrinsic value of the services received so one can understand what the differences are.

For the first three quarters of 2005, management assigned a value of $10,900 for restricted stock issued using the intrinsic value of the services received. Using the Binary Tree formula, the total value per share of restricted stock issued computes to $7,253. We will make a one-time correction to meet the computation using the Binary Tree computation as of December 31, 2005 audited financial statements and report the total amount accordingly in our 10-KSB as of December 31, 2005. Management will also disclose in the December 31, 2005 financial statements what the differences are and that the changed method of computation conforming to the Binary Tree formula for 2005 year end.

QUESTION  6
-----------

We reissue our prior comment 5 in part. Please clarify the circumstances in which you issued 15,673 shares of unrestricted stock including to whom and when they were issued and the basis for that valuation. In addition, please tell us how you considered the price per share of the 34,906 shares of common stock issued during the year for cash when measuring compensation cost under APB 25 and SFAS 123 related to the issuance of 48,010 shares of common stock and 4.2 million shares of preferred stock discussed above.

RESPONSE  TO  QUESTION  6

In the conference call on December 2, 2005, Management was told the only portion needed to be clarified dealt with the officers and the rest was based on the market value of the stock issued. The agreed upon value of the service provided is agreed upon by the consultant. We believe Management's response to Question 5 as it relates to the officers adequately answers the question.

QUESTION  7
-----------

We read your response to comment 6. Please summarize the efforts you have made to verify the accuracy, reliability and validity of these liabilities, including what efforts you have made to contact each of the vendors to support your position that "there is neither basis nor logic to retain the liabilities on the books of the Company."

RESPONSE  TO  QUESTION  7

In response to Question 7 approximately $1,700,000 that was reduced to $400,000 as of December 31, 2004, is comprised of four significant areas, namely:

1-   Japan

     Leaders of the Japanese distributors of the Company took over the office, operations, customer base, contacts, and files, essentially taking the business away from the Company. The office in Japan was shut down in 2000.

     Because of the language barrier and cultural differences the Company was unable to contact the several hundred distributors involved to validate their commissions owed.

     The Company lost a large revenue source and was left owing what the Company could construct at the time to exceed $500,000. Many of the distributors took their organization and joined other companies, which was in violation of Company policy, therefore, the Company felt they did not owe the commissions. Because Management did not know which distributors violated policy or which distributors left, Management felt the Company should leave the liability on the books until further resolved. Management felt that many of the individuals that went with the other leadership to the new company, may not have contacted the Company because of the ethics involved. Very little has been claimed against the Company to date.


2-   TRSG  Corp.

     When the Company disposed of its interest in it's majority owned subsidiary, TRSG Corp as of December 31, 2002, the Company agreed to assume the bulk of the debts owed by TRSG, after the management of TRSG identified and accepted selected debt it would keep in the amount of $200,000.

     The Company was put in a position it may have to pay all of the $200,000. For example, the Co has settled the $65,000 for $40,000 in 2004. Thus the reason Management retained the amounts that may be owed, even though the Company does not know which of the creditors may come forth, if any. The Company anticipates this could extend two or three more years before the statute of limitations would fully expire. The Company will reevaluate this amount as of December 31, 2005 to determine what a reasonable allowance should be to cover these potential liabilities and any legal action that could arise.

3-   Other  reasons

     There are a variety of reasons. Some of this is from other companies that merged into the Company. Some is believed to be duplications of debt that may or may not exist that cannot be verified because of the untimely death of the Controller in the late 1990's. In addition, the Company moved locations and some of the files were lost. Some of the remaining files show payments, insufficient funds checks and reissued checks in an amount different from the original checks issued by the Controller who had passed away, most of which cannot be tied into anything concrete as to what is really owed. The Japanese office had been sent international money orders issued in the names of many distributors for some of what was owed. What was actually given to the distributors is unknown. No further payments were sent unless the distributors contacted us. We left the liability on the books in expectation of being contacted.

The company has reevaluated whether the write off as of December 31, 2004 constitutes a prior period adjustment or whether it should remain as previously reported in the financial statements as of December 31, 2004. The company has again concluded that the nature of what it was dealing with over the years was sufficiently identifiable and valid that the write off as of December 31, 2004 along with the amount left on the books of $400,000 were properly reported. If anything, the liability write down would fall under a "forgiveness of debt" on the statement of operations and the remaining $400,000 as a "contingent liability" on the balance sheet.

If the amount were to have been treated as a correction of errors, then the Company would apply APB No. 20 and the related APB No. 9 as discussed earlier in Question 1 and would then report this as an adjustment in the December 31, 2005 financial statements as a prior period adjustment.

The other portion of the question relates to how much to write off and whether it should be $1,282,886 as previously recognized or as much as the entire amount of $1,682,886. The auditors agreed with the Company to write off most of it, provided the Company retained a conservative liability on the books to allow for possible future amounts that may arise. Because the Company did not know how much more might arise, the Company selected $400,000 liability to retain on the books and wrote off the balance. During 2005, the Company had more claims come in. Management will reevaluate this as of December 31, 2005 and each year thereafter to determine what the reasonable estimate should be based on GAAP, until it is completely resolved. Management believes it may linger on up to three more years and may make one more significant adjustment as of December 31, 2005. Anything remaining on the books as of December 31, 2005 the Company anticipates will be insignificant and the Company may include it into the regular accrued liabilities rather than report it as a separate line item on the balance sheet.

QUESTION  8
-----------

Please further explain to us your basis in GAAP for recording a "cushion" of $400,000 for what you have already concluded to be an "unknown" liability.

RESPONSE  TO  QUESTION  8

The response to this has been answered in Question 7 and will be detailed in the December 31, 2005 audited financial statements and notes thereto.

QUESTION  9
-----------

Accounting estimates are used to estimate the effects of future events and may change as new events occur, as more experience is acquired, or as additional information is obtained. Based on your lack of ability to understand what gave rise to the initial recognition of these liabilities and your continued lack of ability to timely correct and recognize these errors we disagree with your conclusion that the write-off represents a change in estimate as contemplated in APB 20. Notwithstanding your response to our comments above, please further explain to us why you feel this is a change in estimate rather than a correction of an error. Refer also to SAB Topic 2(A)(9).

RESPONSE  TO  QUESTION  9

During the conference call on December 2, 2005, Management came to understand that the adjustment that may be expected reduces the liabilities without reflecting it through the statement of operations. Management believes that it may be a change in an accounting estimate.

Therefore, Management will make any corrections effective with the December 31, 2005 annual financial statements, making sure to follow the guidelines of APB No. 20, paragraphs 36 and 37 wherein it states this should be reported as a prior period adjustment. APB No. 20 refers to APB No. 9, paragraph 18 as to how to report the prior period adjustment, which in turn refers to APB No. 9, paragraphs 18, 20, 23, 25, and 26. The manner of reporting prior period adjustments as explained in APB No. 9, paragraph

23 (c) indicates the criteria for a prior period adjustment depends primarily on determinations by persons other than Management. Any changes will be made to conform to the Company's expanded interpretation of APB No. 20 and its related SAB Topic.

QUESTION  10
------------

We  read  your response to comment 8.  We also note from your disclosure in Note
14 that capitalized production costs will be reclassified to inventory and amortized using the unit-of-production method when production commences. Please tell us the specific accounting literature you rely on in accounting for costs incurred related to the Chelsea Collection Jeunesse by Francois as inventoriable costs. Since these costs primarily relate to advertising and marketing, please tell us how you considered the guidance in SOP 93-7 in accounting for these costs. In addition, please tell us how you considered the guidance in SOP 98-5 in accounting for the costs related to the Pete Rose project.

RESPONSE  TO  QUESTION  10

Chelsea  Collection  Jeunesse  by  Francois
-------------------------------------------

This is an infomercial. We originally anticipated this would be a function of inventory as the Company was expecting to sell the film for distribution. However, as it came to fruition, it fit more as prepaid advertising than as a function of inventory. The Company is recognizing this as prepaid advertising, intending to amortize it over its estimated useful life estimated at two years. During 2005, this infomercial has been used, tested, and has been found not to have a positive response from the public. As a result, the Company may be contemplating writing it off as of December 31, 2005.

Costs  to  the  Pete  Rose  project
-----------------------------------

The Pete Rose project is for a variety of products that have gone past the point of making prototypes. After the prototypes are made and the Company determines they will be marketable, then the Company begins to capitalize the costs instead of expensing them. Only the costs incurred after the prototypes are made and the Company determines they are marketable are capitalized. Please refer to
Note 14 of our December 31, 2004 financial statements, as you will see that we expended $1,717,888 on the Pete Rose project, capitalizing only $187,650 and expensing $1,530,238.

In the case of the capitalized costs of $187,650 for the Pete Rose project, these capitalized costs involve the costs of tooling, dies, and cost of readying and putting the prototypes into production. During 2004, $50,470 of the $187,650 costs in the Pete Rose project went towards putting one prototype into production. The remaining $137,180 is for other products placed into some form of development beyond the cost of prototypes that are not yet into production. The Company intends to exploit these products once the present one has been established as to is success in the market.

Approximately thirty thousand dollars more has been capitalized on the Pete Rose project during 2005. The Company has produced 400 units of one product and has included them in the physical inventory ready for sale.

In addition, early in 2005 other companies approached us interested in marketing, or even taking over rights to the products. Negotiations continued through a good deal of 2005, when near the end of 2005, negotiations tapered off and now may not come to fruition. The Company is presently evaluating the fair value of the project and its related product line and to determine if impairment exists as of December 31, 2005.

     The  Company  hereby  acknowledges  the  following:

          - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any questions or comments about this letter to the undersigned at the address and telephone number indicated above, as well as the Company's attorney, Norman T. Reynolds, Esq. at 815 Walker Street, Suite 1250, Houston, Texas 77002, telephone (713) 237-3135. Thank you.

                                                    Very Truly Yours,

                                                    /s/ Rick Bailey

                                                    Rick Bailey